SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 November 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 07 November 2022
99.2	Transaction in Own Shares dated 08 November 2022
99.3	Transaction in Own Shares dated 09 November 2022
99.4	Transaction in Own Shares dated 10 November 2022
99.5	Transaction in Own Shares dated 11 November 2022
99.6	Transaction in Own Shares dated 14 November 2022
99.7	Transaction in Own Shares dated 15 November 2022
99.8	Transaction in Own Shares dated 16 November 2022
99.9	Transaction in Own Shares dated 17 November 2022
99.10	Transaction in Own Shares dated 18 November 2022

Exhibit No: 99.1

07 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	04 November 2022

Aggregate number of ordinary shares purchased:	265,797

Lowest price paid per share:	£ 46.9000

Highest price paid per share:	£ 48.5200

Average price paid per share:	£ 48.0118

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,666,954 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/4460F_1-2022-11-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 265,797 (ISIN: GB00BHJYC057)

Date of purchases: 04 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	141,000	61,000	49,799	13,998
Highest price paid (per ordinary share)	£ 48.5100	£ 48.5100	£ 48.5200	£ 48.5000
Lowest price paid (per ordinary share)	£ 46.9300	£ 46.9300	£ 46.9000	£ 46.9000
Volume weighted average price paid(per ordinary share)	£ 48.0037	£ 48.0241	£ 48.0229	£ 48.0002

Exhibit No: 99.2

08 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	07 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.0300

Highest price paid per share:	£ 48.3900

Average price paid per share:	£ 47.6660

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,646,954 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/6023F_1-2022-11-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 07 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 48.3900
Lowest price paid (per ordinary share)	£ 47.0300
Volume weighted average price paid(per ordinary share)	£ 47.6660

Exhibit No: 99.3

09 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	08 November 2022

Aggregate number of ordinary shares purchased:	19,999

Lowest price paid per share:	£ 46.7100

Highest price paid per share:	£ 47.6000

Average price paid per share:	£ 47.3719

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,626,955 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/7460F_1-2022-11-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 19,999 (ISIN: GB00BHJYC057)

Date of purchases: 08 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,999
Highest price paid (per ordinary share)	£ 47.6000
Lowest price paid (per ordinary share)	£ 46.7100
Volume weighted average price paid(per ordinary share)	£ 47.3719

Exhibit No: 99.4

10 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 09 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	09 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 46.5400

Highest price paid per share:	£ 47.4100

Average price paid per share:	£ 46.9461

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,606,955 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/9024F_1-2022-11-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 09 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 47.4100
Lowest price paid (per ordinary share)	£ 46.5400
Volume weighted average price paid(per ordinary share)	£ 46.9461

Exhibit No: 99.5

11 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	10 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 46.1800

Highest price paid per share:	£ 47.5600

Average price paid per share:	£ 46.9676

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,586,955 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/0635G_1-2022-11-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 10 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 47.5600
Lowest price paid (per ordinary share)	£ 46.1800
Volume weighted average price paid(per ordinary share)	£ 46.9676

Exhibit No: 99.6

14 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 11 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	11 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.4300

Highest price paid per share:	£ 48.0100

Average price paid per share:	£ 47.7308

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,566,955 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/2164G_1-2022-11-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 11 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 48.0100
Lowest price paid (per ordinary share)	£ 47.4300
Volume weighted average price paid(per ordinary share)	£ 47.7308

Exhibit No: 99.7

15 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	14 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.4400

Highest price paid per share:	£ 48.0300

Average price paid per share:	£ 47.7070

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,546,955 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/3712G_1-2022-11-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 14 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 48.0300
Lowest price paid (per ordinary share)	£ 47.4400
Volume weighted average price paid(per ordinary share)	£ 47.7070

Exhibit No: 99.8

16 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	15 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 47.3400

Highest price paid per share:	£ 47.8900

Average price paid per share:	£ 47.5923

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,526,955 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/5218G_1-2022-11-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 15 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 47.8900
Lowest price paid (per ordinary share)	£ 47.3400
Volume weighted average price paid(per ordinary share)	£ 47.5923

Exhibit No: 99.9

17 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 16 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	16 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 46.5400

Highest price paid per share:	£ 47.3100

Average price paid per share:	£ 46.7881

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,506,955 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/6871G_1-2022-11-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 16 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 47.3100
Lowest price paid (per ordinary share)	£ 46.5400
Volume weighted average price paid(per ordinary share)	£ 46.7881

Exhibit No: 99.10

18 November 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 November 2022 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	17 November 2022

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 46.6800

Highest price paid per share:	£ 47.4500

Average price paid per share:	£ 46.9566

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,486,955 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/8301G_1-2022-11-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 17 November 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 47.4500
Lowest price paid (per ordinary share)	£ 46.6800
Volume weighted average price paid(per ordinary share)	£ 46.9566

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	18 November 2022